UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               ITT INDUSTRIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    450911102
                                 (CUSIP Number)

                                February 1, 2000
               (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ x]   Rule 13d-1(b)
       [  ]   Rule 13d-1(c)
       [  ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)      Names of Reporting Persons

       I.R.S. Identification Nos. of Above Persons (Entities Only)

       TRIMARK FINANCIAL CORPORATION

(2)    Check the Appropriate Box if a Member of a Group

       (a)
       (b)        (x)

(3)    SEC Use Only

(4)    Citizenship or Place of Organization

       Trimark Financial Corporation is a corporation under the laws of Ontario, Canada

Number of                  (5)      Sole Voting Power              NIL shares
Shares
Benefici-                  (6)      Shared Voting Power                NIL
ally Owned
by Each                    (7)      Sole Dispositive Power         NIL shares
Reporting
Person With                (8)      Shared Dispositive Power           NIL


(9)    Aggregate Amount Beneficially Owned by Each Reporting Person

                           NIL shares

(10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                           [   ]
                           Not applicable

(11)   Percent of Class Represented by Amount in Row 9

                           NIL % of outstanding common shares

(12)   Type of Reporting Person             HC  (see item 2A)

                                    Item 1(a)

Name of Issuer:   ITT INDUSTRIES, INC.



                                    Item 1(b)

Address of Issuer's Principal Executive Offices:

4 West Road Oak Lane
White Plains, NY

10604

                                    Item 2(a)

Name of Person Filing:

Certain Trimark mutual funds (the "Funds"), which are trusts organized under the laws of Ontario, Canada, are owners of record of the securities covered by this report. Trimark Investment Management Inc. ("TIMI"), a corporation incorporated under the laws of Canada, is a manager and trustee of the Funds. TIMI is qualified to act as an investment adviser and manager of the Funds in the province of Ontario pursuant to a registration under the Securities Act (Ontario). Trimark Financial Corporation ("TFC") is a corporation incorporated under the laws of Ontario, Canada. It owns 100% of the voting equity securities of TIMI. Consequently, TFC may be deemed to be the beneficial owner of such securities.

                                    Item 2(b)

Address of Principal Business Office:

                            One First Canadian Place
                            Suite 5600, P.O. Box 487
                                Toronto, Ontario
                                     M5X 1E5

                                 (416) 362-7181

                                    Item 2(c)

Citizenship:

 Trimark Financial Corporation - Incorporated under the laws of Ontario, Canada Trimark Investment Management Inc. - Incorporated under the laws of Canada

       Trimark mutual funds - mutual fund trusts organized under the laws of Ontario, Canada

                                    Item 2(d)

Title of Class of Securities:       common stock

                                    Item 2(e)

CUSIP Number:                       450911102



                                     Item 3

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

  (a) [   ] Broker or Dealer registered under Section 15 of the Act

  (b) [   ] Bank as defined in section 3(a) (6) of the Act

  (c) [   ] Insurance Company as defined in section 3(a)(19) of the Act

  (d) [   ] Investment Company registered under section 8 of the Investment
            Company Act

  (e) [   ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

  (f) [   ] An employee benefit plan or endowment fund in accordance with
            Rule 13d-1(b)(1)(ii)(F)

  (g) [ x] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

  (h) [   ] A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act

  (i) [   ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

  (j) [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

                                     Item 4

Ownership.

       (a)      Amount Beneficially Owned:

                            NIL shares

       (b)      Percent of Class:

                            NIL     %

(c)      Number of shares as to which such person has:

    (i)    Sole power to vote or to direct the vote:                       NIL
    (ii)   Shared power to vote or to direct the vote:                     NIL
    (iii)  Sole power to dispose or to direct the disposition of:          NIL
    (iv)   Shared power to dispose or to direct the disposition of:        NIL



                                     Item 5

Ownership of Five Percent or Less of a Class

       [ x ]



                                     Item 6

Ownership of More than Five Percent on Behalf of Another Person

                Inapplicable

                                     Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                See item 2(a)


                                     Item 8

Identification and Classification of Members of the Group.

                Inapplicable

                                     Item 9

Notice of Dissolution of Group.

                Inapplicable

                                     Item 10

Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  February 1, 2000


Signature:             /s/ M. KEVIN FEENEY
                           M. Kevin Feeney

Name/Title:            M. Kevin Feeney, Chief Financial Officer, on behalf of
                       Trimark Financial Corporation in its capacity as a "Reporting Person" herein.


                    Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).